SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)

                   MidAmerican Energy Company
       (formerly Iowa-Illinois Gas and Electric Company)
                        (Name of issuer)


            Non-Voting Preferred Stock, no par value
  (formerly Cumulative Preference Stock, voting, no par value)
                 (Title of class of securities)



                          595620-20-4
                         (CUSIP number)


                     Louise M. Parent, Esq.
                    American Express Company
                     American Express Tower
                     World Financial Center
                    New York, New York  10285
                         (212) 640-2000
    (Name, address and telephone number of person authorized to receive notices and communications)

                      February 10, 1995
                  (Date of event which requires
                    filing of this statement)

       If the filing person has previously filed a statement on
       Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following line
                                                             ____

       Check the following line if a fee is being paid with this
       statement
                                                             ____

                          SCHEDULE 13D

CUSIP NO.   595620-20-4

1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Financial Corporation
                 (formerly IDS Financial Corporation)
                 13-3180631

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ____         (B)   X

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                        Not applicable.

5)     CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ____

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

7)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SOLE VOTING POWER    - 0 -

8)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SHARED VOTING POWER  - 0 -

9)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SOLE DISPOSITIVE POWER    - 0 -

10)    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SHARED DISPOSITIVE POWER  - 0 -


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                  - 0 -

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                                                  ____

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

14)    TYPE OF REPORTING PERSON
              CO, IA

                          SCHEDULE 13D

CUSIP NO.   595620-20-4

1)     NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                 American Express Travel Related Services
                 Company, Inc.
                 13-3133497

2)     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
                 (A) ____         (B)   X

3)     SEC USE ONLY

4)     SOURCE OF FUNDS
                       Not applicable.

5)     CHECK LINE IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
                                                  ____

6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                 New York

7)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SOLE VOTING POWER       - 0 -

8)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SHARED VOTING POWER     - 0 -

9)     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SOLE DISPOSITIVE POWER  - 0 -

10)    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
       PERSON WITH SHARED DISPOSITIVE POWER    - 0 -


11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                 - 0 -

12)    CHECK LINE IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES
                                                  ____

13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              0.0%

14)    TYPE OF REPORTING PERSON
              CO

Item 1. Security and Issuer.

       This statement relates to the Preferred Stock, non-voting, no par value (the "Non-Voting Preferred Stock") of MidAmerican
Energy Company, an Iowa corporation (the "Issuer"). The principal executive offices of the Issuer are located at 666
Grand Ave., Des Moines, Iowa 50303.

       Effective July 1, 1995, Iowa-Illinois Gas and Electric Company ("Iowa-Illinois"), Midwest Resources Inc. and Midwest Power Systems Inc. merged with and into MidAmerican Energy Company. On the effective date all Iowa-Illinois Cumulative Preference Stock, voting, no par value, was converted on a one-for-one basis into Non-Voting Preferred Stock of MidAmerican Energy Company.


Item 2. Identity and Background.

            (a)-(c), (f) This Statement is filed by American Express Financial Corporation ("AEFC"), a Delaware corporation and a wholly-owned subsidiary of American Express Company, a New York corporation ("American Express"), and American Express Travel Related Services Company, Inc. ("TRS"), a New York corporation and a wholly-owned subsidiary of American Express. The principal business of American Express is providing travel related services, financial advisory services and international banking services throughout the world. The principal business of TRS is providing travel related services. The principal business of AEFC is providing financial advisory services. The address of the principal business and principal office for both American Express and TRS is American Express Tower, World Financial Center, New York, New York 10285. The address of the principal business and principal office of AEFC is IDS Tower 10, Minneapolis, Minnesota 55440.

       The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express, TRS and AEFC are set forth in Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference.

            (d), (e) Neither American Express, TRS or AEFC, nor, to the best of their knowledge, any of the current directors or executive officers of American Express, TRS or AEFC have during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

       The events requiring this filing were the purchase of 10,000 shares of Iowa-Illinois Cumulative Preference Stock, voting, no par value, on February 10, 1995 beneficially owned by AEFC and the conversion on July 1, 1995 of the Iowa-Illinois Preference Stock beneficially owned by AEFC and TRS into shares of MidAmerican Energy Company Non-Voting Preferred Stock.

Item 4. Purpose of Transaction.

       On February 10, 1995, 10,000 shares of Iowa-Illinois Cumulative Preference Stock, voting, no par value, were purchased by AEFC in the over-the-counter market at a price of $105.39 per share. The funds used for this purchase were general corporate funds. The purchase was made in the ordinary course of the management of AEFC's investment portfolio.

       Effective July 1, 1995, Iowa-Illinois, Midwest Resources Inc. and Midwest Power Systems Inc. merged with and into MidAmerican Energy Company. On the effective date all Iowa-Illinois Cumulative Preference Stock, voting, no par value, was converted on a one-for-one basis into Non-Voting Preferred Stock of MidAmerican Energy Company.


Item 5. Interest in Securities of the Issuer.

       (a) As of the date hereof, TRS and AEFC beneficially own an aggregate of 108,300 shares of the Non-Voting Preferred Stock representing approximately 3.36% of the outstanding shares of the Non-Voting Preferred Stock (based on 3,217,789 shares outstanding according to information provided by the Issuer to American Express). As described in Item 5(b), TRS shares with AEFC investment power with respect to 35,000 shares of the Non-Voting Preferred Stock. American Express disclaims beneficial ownership of all of the foregoing shares. As of the date hereof, to the best knowledge of American Express, AEFC and TRS, respectively, none of the executive officers or directors of American Express, AEFC or TRS beneficially owned any shares of the Non-Voting Preferred Stock.

       (b) TRS shares with AEFC the power to dispose or direct the disposition of 35,000 shares of Non-Voting Preferred Stock reported in response to Item 5(a) above. The Non-Voting
Preferred Stock presently has no voting rights.

       (c) Except as described in Items 3 and 4, none of American Express, AEFC, TRS or, to the best knowledge of American
Express, AEFC or TRS, respectively, any director or executive officer of American Express, AEFC or TRS has effected any transaction in the shares of the Non-Voting Preferred Stock during the past 60 days.

       (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from the shares of Non-Voting Preferred Stock.

       (e) On July 1, 1995, AEFC and TRS ceased to be the beneficial owners of more than five percent of this class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       AEFC provides investment management and accounting services for TRS in connection with certain securities owned by TRS in a proprietary capacity, including the Preferred Stock reported in response to Item 5(a) above. Except as described in
Item 5(b) above, and the preceding sentence, none of American Express, TRS and AEFC, or, to the best knowledge of American Express, TRS and AEFC, any of the executive officers or directors of American Express, TRS and AEFC, has any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the shares of the Preferred Stock, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

            1. Information with respect to executive officers and directors of American Express.

            2. Information with respect to executive officers and directors of TRS.

            3. Information with respect to executive officers and directors of AEFC.

                            SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 15, 1995


                                  AMERICAN EXPRESS TRAVEL RELATED
                                  SERVICES COMPANY, INC.




                                  By: /s/ Stephen P. Norman
                                  Name:  Stephen P. Norman
                                  Title: Secretary

                            SIGNATURE



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 15, 1995


                                  AMERICAN EXPRESS FINANCIAL
                                  CORPORATION




                                  By: /s/ Robert F. Erdman
                                  Name:  Robert F. Erdman
                                  Title: Assistant Treasurer

EXHIBIT INDEX


EXHIBIT

  1.             Information with respect to
                 executive officers and directors of
                 American Express.

  2.             Information with respect to executive
                 officers and directors of TRS.

  3.             Information with respect to executive
                 officers and directors of AEFC.

                            EXHIBIT 1

         INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                AND DIRECTORS OF AMERICAN EXPRESS


            The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of American Express. Except as indicated below, the business address of each director and executive officer of American Express is American Express Tower, World Financial Center, New York, New York 10285. Each of the directors and executive officers of American Express, with the exception of David M. Culver and F. Ross Johnson who are citizens of Canada, is a citizen of the United States.

                         BUSINESS ADDRESS AND PRESENT
NAME                     PRINCIPAL OCCUPATION


Daniel F. Akerson        Chairman and Chief Executive Officer
                         General Instrument Corporation
                         181 W. Madison Street
                         49th Floor
                         Chicago, Illinois  60602

Anne L. Armstrong        Chairman of the Board of Trustees
                         Center for Strategic and International
                           Studies
                         P.O. Box 1358
                         Kingsville, Texas  78364

Edwin L. Artzt           Chairman of the Executive Committee
                         The Procter & Gamble Company
                         One Procter & Gamble Plaza
                         Cincinnati, Ohio 45202-3315

William G. Bowen         President
                         The Andrew W. Mellon Foundation
                         140 East 62nd Street
                         New York, New York 10021

David M. Culver          Chairman
                         CAI Capital Corporation
                         3429 Drummond Street
                         Suite 200
                         Montreal, Canada H3G 1X6

Charles W. Duncan Jr.    Duncan Interests
                         600 Travis
                         Suite 6100
                         Houston, Texas  77002-3007

Harvey Golub             Chairman of the Board and Chief
                           Executive Officer
                         American Express Company

Beverly Sills Greenough  Chairman
                         Lincoln Center for the Performing Arts
                         165 West 65th Street
                         9th Floor
                         New York, New York 10023

F. Ross Johnson          Chairman and Chief Executive Officer
                         RJM Group
                         200 Galleria Parkway, N.W.
                         Suite 970
                         Atlanta, Georgia  30339

Vernon E. Jordan Jr.     Senior Partner
                         Akin, Gump, Strauss, Hauer & Feld,
                           L.L.P.
                         1333 New Hampshire Avenue, N.W.
                         Suite 400
                         Washington, D.C.  20036

Henry A. Kissinger       Chairman
                         Kissinger Associates, Inc.
                         350 Park Avenue
                         26th Floor
                         New York, New York  10022

Drew Lewis               Chairman and Chief Executive Officer
                         Union Pacific Corporation
                         Martin Tower
                         1170 Eighth Avenue
                         16th Floor
                         Bethlehem, Pennsylvania  18018

Aldo Papone              Senior Advisor
                         American Express Company

Frank P. Popoff          Chairman of the Board
                         The Dow Chemical Company
                         2030 Dow Center
                         Midland, Michigan  48674

  EXECUTIVE OFFICERS OF AMERICAN EXPRESS WHO ARE NOT DIRECTORS

                         BUSINESS ADDRESS AND PRESENT
NAME                     PRINCIPAL OCCUPATION


Anne M. Busquet          President
                         American Express Relationship Services
                         American Express Travel Related
                           Services Company, Inc.

Kenneth I. Chenault      Vice Chairman, American Express
                           Company;
                         President, U.S.A., American Express
                           Travel Related Services Company, Inc.

George L. Farr           Vice Chairman
                         American Express Company

Steven D. Goldstein      Chairman and Chief Executive Officer
                         American Express Bank Ltd.

John D. Hayes            Executive Vice President
                         Global Advertising
                         American Express Company

William J. Heron, Jr.    President
                         American Express Financial Services
                           Direct
                         American Express Travel Related
                           Services Company, Inc.

David House              President
                         Establishment Services Worldwide
                         American Express Travel Related
                           Services Company, Inc.

David R. Hubers          President and Chief Executive Officer
                         American Express Financial Corporation
                         IDS Tower 10
                         Minneapolis, Minnesota  55440

Joseph W. Keilty         Executive Vice President
                         Human Resources and Quality
                         American Express Company

Carl B. Lehmann, III     President
                         Stored Value Group
                         American Express Travel Related
                           Services Company, Inc.

Jonathan S. Linen        Vice Chairman
                         American Express Company

Allan Z. Loren           Executive Vice President and Chief
                           Information Officer
                         American Express Company

Michael P. Monaco        Executive Vice President and Chief
                           Financial Officer
                         American Express Company

Louise M. Parent         Executive Vice President and
                           General Counsel
                         American Express Company

Phillip J. Riese         President
                         U.S. Consumer Card Services Group
                         American Express Travel Related
                           Services Company, Inc.

Thomas O. Ryder          President, TRS International, Inc.
                         American Express Travel Related
                           Services Company, Inc.

Thomas Schick            Executive Vice President
                         Corporate Affairs and Communications
                         American Express Company

                            EXHIBIT 2

         INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                       AND DIRECTORS OF TRS


     The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of TRS. The business address of each director and executive officer of TRS is American Express Tower, World Financial Center, New York, New York 10285. Each of the directors and executive officers of TRS is a citizen of the United States.

                         BUSINESS ADDRESS AND PRESENT
NAME                     PRINCIPAL OCCUPATION

Harvey Golub             Chairman and Chief Executive Officer
                         American Express Travel Related
                           Services Company, Inc.

Walter S. Berman         Executive Vice President and Chief
                           Financial Officer
                         American Express Travel Related
                           Services Company, Inc.

Kenneth I. Chenault      Vice Chairman, American Express
                           Company;
                         President, U.S.A., American Express
                           Travel Related Services Company, Inc.

Louise M. Parent         Executive Vice President and General
                           Counsel
                         American Express Company

EXECUTIVE OFFICERS OF TRS WHO ARE NOT DIRECTORS


                         BUSINESS ADDRESS AND PRESENT
NAME                     PRINCIPAL OCCUPATION

Anne M. Busquet          President
                         American Express Relationship Services
                         American Express Travel Related
                           Services Company, Inc.

William J. Heron, Jr.    President
                         American Express Financial Services
                           Direct
                         American Express Travel Related
                           Services Company, Inc.

David House              President
                         Establishment Services Worldwide
                         American Express Travel Related
                           Services Company, Inc.

Carl B. Lehmann, III     President
                         Stored Value Group
                         American Express Travel Related
                           Services Company, Inc.

Phillip J. Riese         President
                         Consumer Card Services Group
                         American Express Travel Related
                           Services Company, Inc.

Thomas O. Ryder          President
                         TRS International, Inc.
                         American Express Travel Related
                           Services Company, Inc.

Bonnie J. Stedt          Executive Vice President, Human
                           Resources
                         American Express Travel Related
                           Services Company, Inc.

                            EXHIBIT 3

         INFORMATION WITH RESPECT TO EXECUTIVE OFFICERS
                      AND DIRECTORS OF AEFC


       The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of AEFC. Except as indicated below, the business address of each director and executive officer of AEFC is IDS Tower 10, Minneapolis, Minnesota 55440. Each of the directors and executive officers of AEFC is a citizen of the United States.

                         BUSINESS ADDRESS AND PRESENT
NAME                     PRINCIPAL OCCUPATION


William H. Dudley        Executive Vice President, Investment
                           Operations
                         American Express Financial Corporation

Harvey Golub             Chairman and Chief Executive Officer
                         American Express Company
                         American Express Tower
                         World Financial Center
                         New York, New York  10285

Peter J. Anderson        Senior Vice President, Investments
                         American Express Financial Corporation

Karl J. Breyer           Senior Vice President, Corporate
                           Affairs and General Counsel
                         American Express Financial Corporation

James E. Choat           Senior Vice President, Field Management
                         American Express Financial Corporation

Roger S. Edgar           Senior Vice President and
                           Technology Advisor
                         American Express Financial Corporation

Gordon L. Eid            Senior Vice President and Deputy
                           General Counsel
                         American Express Financial Corporation

David R. Hubers          President and Chief Executive Officer
                         American Express Financial Corporation

Marietta L. Johns        Senior Vice President, Field Management
                         American Express Financial Corporation

Susan D. Kinder          Senior Vice President, Human Resources
                         American Express Financial Corporation

Richard W. Kling         Senior Vice President, Risk Management
                           Products
                         American Express Financial Corporation

Steven C. Kumagai        Senior Vice President, Field Management
                           and Business Systems
                         American Express Financial Corporation

Peter A. Lefferts        Senior Vice President, Corporate
                           Strategy and Development
                         American Express Financial Corporation

Douglas A. Lennick       Executive Vice President, Private
                           Client Group
                         American Express Financial Corporation

Jonathan S. Linen        Vice Chairman
                         American Express Company
                         American Express Tower
                         World Financial Center
                         New York, New York  10285

James A. Mitchell        Executive Vice President, Marketing
                           and Products
                         American Express Financial Corporation

Barry J. Murphy          Senior Vice President, Client Service
                         American Express Financial Corporation

Erven A. Samsel          Senior Vice President, Field Management
                         American Express Financial Corporation

John R. Thomas           Senior Vice President, Information and
                           Technology
                         American Express Financial Corporation

Norman Weaver Jr.        Senior Vice President, Field Management
                         American Express Financial Corporation

William N. Westhoff      Senior Vice President and Global Chief
                           Investment Officer
                         American Express Financial Corporation

Michael R. Woodward      Senior Vice President, Field Management
                         American Express Financial Corporation

Melinda S. Urion         Senior Vice President, and Chief
                           Financial Officer
                         American Express Financial Corporation